delivered to the foregoing attorneys-in-fact. This Power of Attorney revokes all previous powers of attorney with this Company with respect to the subject matter of this Power of Attorney. IN WITNESS WHEREOF, the undersigned has caused tjis �1w�r of Attorney to be executed as of this day of July 2025. Information Classification: Limited Access /s/ William L. Meaney